UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

QILIAN INTERNATIONAL HOLDING GROUP LTD

(Exact name of registrant as specified in its charter)

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000
+86-028-64775180

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 23, 2023, Qilian International Holding Group Ltd (the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that since the Company has not yet filed its Form 20-F for the year ended September 30, 2023 (the “Filing”), it no longer complies with Nasdaq Listing Rules (the “Rules”) for continued listing under Listing Rule 5250(c)(1).

Under Nasdaq’s Rules the Company now has 60 calendar days to submit a plan to regain compliance and if Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until August 14, 2023, to regain compliance.

The Company shall email its plan to Nasdaq no later than April 16, 2023. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Letter has no effect on the listing of the Company’s shares at this time and the Company’s ordinary shares will continue to trade on The Nasdaq Global Market under the symbol “QLI.”

Exhibit

Exhibit Number	Exhibit
99.1	Press Release dated February 23, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qilian International Holding Group Ltd

Date: February 23, 2023	By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer

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